HARBIN ELECTRIC, INC. A US Public Company. Stock Symbol: HRBN

July 22, 2007

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. (“Company”)
Response to Form 10-KSB for the year ended December 31, 2007
Filed March 10, 2008
File No. 001-33276

Dear Ms. Sherman:

Re: Comments on Form 10-KSB for the year ended December 31, 2007 that was filed on Mach 10, 2008

In response to your letter dated July 21, 2008, we have amended our Annual Report on Form 10-KSB (the “Annual Report”) to include management’s assessment of the effectiveness of our internal control over financial reporting, as required by Exchange Act Rules and provided an assessment and a conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Management performed its assessment and completed its evaluation of internal control over financial reporting as of December 31, 2007, however, the Company failed to include it in its Annual Report.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	The Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s Xu Zedong
Xu Zedong

Chief Financial Officer

Main Office
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, China 150060
Tel: 86-451-8611-6757                Fax: 86-451-8611-6769
US Office
20 Ramblewood Road, Shoreham, NY 11786
Tel: 631-312-8612
www.harbinelectric.com

NY731073.1
210368-10001